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Interim Report 2005
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Contents
 1 Review of the period
 9 Consolidated income statement
10 Consolidated balance sheet
11 Statement of recognised income and expense
11 Reconciliation of movements in equity
12 Consolidated cash flow statement
13 Reconciliation of net cash flow to movement in net debt
13 Analysis of net debt
14 Supplementary information
19 Independent review report
20 Appendices



This Interim Report sets out the results for the six months to 2 July 2005 and unless otherwise stated, comparisons are to the six months to 3 July 2004. Figures for the six months to 3 July 2004 and twelve months ended 1 January 2005 are presented under IFRS as set out in Appendix 1. The information in this interim statement is unaudited and does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. This document was approved by the Board on 25 August 2005. The comparative figures for the financial year end 1 January 2005 are not the Company's statutory accounts for that financial year. The statutory accounts have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

Review of the Period


These interim results are prepared in accordance with the International Financial Reporting Standards (IFRS) accounting policies set out in Appendix 1. Guidance on the IFRS format and on definitions for the consolidated income statement, balance sheet and cash flow statement is also provided in Appendix 1.


Income statement
In the first half of 2005, profit after tax at (pound)337m equates to an earnings per share of 7.56p, an increase of 5.62p when compared to the first half of 2004.

Group turnover increased by 19% in the first half of the year to (pound)5,333m (2004: (pound)4,477m) as a 30% increase in average revenue per tonne more than offset an 8% reduction in sales volumes to 10.3mt (2004: 11.2mt). The steel divisions continued to benefit from higher average selling prices that have offset significant increases in raw material and energy costs. The average revenue per tonne for the steel divisions increased by 32% to (pound)479, compared to (pound)363 in 2004.

Sales volumes reduced as apparent demand slowed during the first half of the year due to a combination of high stocks through the supply chain and weak underlying consumption in some of Corus' key European markets. Combined with higher imports, this hampered efforts to redress the stock build that occurred in the second half of last year. Market conditions are discussed in more detail under 'Global steel market'.

Operating costs increased by 13% to (pound)4,850m (2004: (pound)4,282m) principally as a result of the significant increase in raw material and energy costs. The impact of further increases in input costs in 2005, particularly iron ore and coal, progressively increased operating costs through the second quarter.

Despite the increase in operating costs, the Group operating profit for the half-year increased to (pound)483m (2004: (pound)195m), as the result continued to benefit from higher average steel prices in the period and further benefits from the Group's Restoring Success initiatives.

The operating profit included a net charge for restructuring and impairment costs of (pound)29m (2004: (pound)13m), mainly in respect of job losses related to new investment in the Long Products division that will allow the transfer of UK rail production to Scunthorpe. Operating profit also included profit on the sale of fixed assets and group undertakings of (pound)9m (2004: (pound)53m), particularly the sale of surplus land and property in the UK, the assets of the direct reduced iron facility in Mobile and Rafferty-Brown Steel, both located in the USA. The underlying operating profit, excluding restructuring and impairment costs and disposal profits, was (pound)503m compared to (pound)155m in the first half and (pound)476m in the second half of last year.

Net finance costs were (pound)49m in the first half of the year compared to (pound)47m in 2004. Average debt decreased in the period, excluding the impact of IAS 32 and 39 explained in further detail below, however this was offset by higher average interest charges.

The share of post-tax profits of joint ventures and associated undertakings decreased to (pound)1m (2004: (pound)8m). The Group's net tax charge of (pound)98m (2004: (pound)69m) related entirely to the Group's overseas operations.


Cash flow and net debt
There was a net cash inflow from operating activities of (pound)119m during the half year. The operating profit of (pound)483m and depreciation of (pound)162m were partially offset by an increase in working capital requirements of (pound)333m, reflecting higher debtors associated with the increase in average revenue and an increase in slab stock ahead of next year's blast furnace reline at IJmuiden. Interest payments were (pound)71m in the first half of the year. Taxation paid was (pound)113m reflecting the improvements in overseas profits. A net outflow of (pound)170m was incurred on investing activities. Capital expenditure increased to (pound)167m (2004: (pound)139m) as the Group continued with its investment programme, including the completion of UK Restructuring capital expenditure in the period. After taking account of a (pound)3m outflow on financing activities, cash and cash equivalents decreased by (pound)54m ((pound)58m including the impact of foreign exchange rate changes).

Net debt at (pound)1,131m has increased by (pound)289m from the end of 2004, almost entirely attributable to the first-time adoption of IAS 32 and 39. These standards require drawings under the Group's debtor securitisation programme to be treated as debt, where previously the programme was shown as a reduction to debtors on the face of the balance sheet. Excluding the impact of IAS 32 and 39, net debt remained relatively unchanged from the 2004 year-end position.


1  Corus Interim Report 2005

                                                            Review of the period


Global steel market
The world steel market continued to be dominated by China, which now accounts for around 30% of global steel demand. China has historically been a net importer of steel, however in the first half of 2005 it exported around 2mt more than it imported, compared to a net import position of 15.5mt in the equivalent period of 2004, reflecting 28% growth in domestic production.

In the second half of 2004, the global steel industry recorded a significant increase in stock levels, particularly strip products, as growth in underlying consumption slowed. This slowdown created excess stocks in the supply chain, particularly in North America and Europe. Economic growth in Corus' core European markets was relatively weak in the first half of 2005 with GDP growth estimates revised down to 1.2% year on year for the eurozone and 1.9% for the UK. Against this background, real steel consumption was virtually flat. In the automotive sector, declining output levels in Italy, the UK and France were only partially offset by Germany, where both domestic and export demand remained strong. Construction activity in the UK remained strong, however across Europe, sector output declined in the first half as improved activity in Spain, combined with rising order books in the Netherlands could not completely offset falling demand in Germany.

Weak underlying demand growth, combined with excess stocks, created downward pressure on selling prices as the first half of 2005 developed. Imports into Europe also increased significantly. The substantial increases in annual contract prices for iron ore and metallurgical coal at the start of 2005 encourages steel producers to limit supply to maintain profit margins. Corus has reduced production to align output to lower demand.

Stock levels in North America have already returned to normal levels. Lower domestic production and an easing in import pressure are expected to reduce European stock levels towards the end of the third quarter. Combined with an improvement in underlying consumption in the fourth quarter of 2005, prices are expected to improve as the second half progresses.


Group structure and divisional performance
The Group has four main operating divisions - Long Products, Strip Products, Distribution & Building Systems and Aluminium. The main component parts of these divisions are noted in Appendix 2 to this release on page 34.


                                                    Corus Interim Report 2005  2

Review of the period


Strip Products Division

                                                                  First half   First half       Year
(pound) millions unless stated                                          2005         2004       2004
----------------------------------------------------------------------------------------------------
Turnover                                                               2,724        2,222      4,724
----------------------------------------------------------------------------------------------------
Deliveries (kt)                                                        5,726        6,164     12,060
----------------------------------------------------------------------------------------------------
Operating result                                                         407          142        417
----------------------------------------------------------------------------------------------------
Operating result (pre restructuring, impairment and disposals)           410          117        411
----------------------------------------------------------------------------------------------------


Gross turnover for the half year increased by 23% to (pound)2,724m (2004:
(pound)2,222m). Total deliveries decreased by 7% to 5.7mt (2004: 6.2mt) however this was more than offset by an increase in average revenue per tonne of 32%. Intra-group deliveries accounted for 1.3mt, unchanged from 2004, equal to (pound)535m of the division's gross turnover (2004: (pound)402m).

Operating profit improved by (pound)265m to (pound)407m (2004: (pound)142m). Excluding restructuring and impairment costs and disposal profits, the underlying operating profit improved by (pound)293m. The first half of 2005 continued to benefit from higher selling prices and benefits from the Restoring Success initiatives, which offset further increases in raw material and energy costs. The improvement was delivered against the background of weaker steel demand, particularly in Europe; the impact of the stock build in the second half of 2004; and increased pressure from imports. All of these factors contributed to the reduction in sales volume of 7%. The deterioration in market conditions created downward pressure on selling prices as the first half of 2005 progressed, however average spot prices for the period remained well ahead of the first half of 2004.

UK manufacturing output in the first half of 2005 was approximately 1% lower than in the first half of 2004. In the automotive sector, overall car production fell by 3%, largely due to the closure of MG Rover in April, but was partly offset by a 1% increase in commercial vehicle output. Whilst UK construction output grew modestly, the steel intensive industrial buildings sector remained flat. For the division's main products, UK demand reduced by around 14%. Overall, the division's UK market share for these products was broadly unchanged from the first half of 2004 at around 52%.


3  Corus Interim Report 2005

                                                            Review of the period


Long Products Division

                                                                  First half   First half       Year
(pound) millions unless stated                                          2005         2004       2004
----------------------------------------------------------------------------------------------------
Turnover                                                               1,444        1,275      2,605
----------------------------------------------------------------------------------------------------
Deliveries (kt)                                                        3,728        4,181      8,172
----------------------------------------------------------------------------------------------------
Operating result                                                          91           41        248
----------------------------------------------------------------------------------------------------
Operating result (pre restructuring, impairment and disposals)           105           20        162
----------------------------------------------------------------------------------------------------


Gross turnover of Long Products for the first half of 2005 was (pound)1,444m (2004: (pound)1,275m), of which (pound)401m (2004: (pound)327m) was intra-Group. The increase in turnover of 13% was achieved despite an 11% reduction in total deliveries to 3.7mt. The reduction in deliveries arose from a combination of the disposal of Tuscaloosa in July 2004 and demand weakness in the first half of the year. The division restricted output during the period, in response to weaker demand.

The operating profit increased to (pound)91m in the period (2004: (pound)41m). Excluding restructuring and impairment costs and disposal profits, the underlying operating profit improved by (pound)85m to (pound)105m, reflecting the improved margins achieved through higher selling prices, enhancement of the product mix and benefits from Restoring Success initiatives. These more than offset rising raw material and energy costs.

Long product's markets, particularly rods and sections, were also influenced by general developments in the global steel market, but to a lesser extent than strip products. Scrap prices declined significantly in the period, which was reflected in lower scrap surcharges across a range of long product's markets. Spot selling prices for long products in Europe decreased by about 20% from the high point achieved in the last quarter of 2004, but by only 10% elsewhere in the world. Against the background of weaker scrap prices and lower price surcharges, margins could not be protected due to the division's integrated process route.

In the UK, the construction market remained firm. Further recovery was evident in growth for commercial buildings however the steel intensive industrial buildings sector remained weak, with only modest growth in public works. In Europe, construction output remained weak. Demand for ship building, mining and yellow goods, remained firm with stronger demand for higher-grade products than commodity products. For engineering steels, demand from niche sectors such as aerospace remained firm, but activity in larger volume market sectors slowed.

In the first half of 2005, estimated UK demand for the division's main products reduced by 15%, compared to the same period last year. Over the same period, Corus' sales of these products to the UK market fell by 22%, reducing UK market share to an estimated 50% compared to 55% a year ago. This reduction reflects the division's priority to restore the balance of supply and demand in the period.


                                                    Corus Interim Report 2005  4

Review of the period


Distribution & Building Systems Division

                                                                  First half   First half       Year
(pound) millions unless stated                                          2005         2004       2004
----------------------------------------------------------------------------------------------------
Turnover                                                               1,585        1,225      2,606
----------------------------------------------------------------------------------------------------
Deliveries (kt)                                                        3,337        3,210      6,348
----------------------------------------------------------------------------------------------------
Operating result                                                          28            9         66
----------------------------------------------------------------------------------------------------
Operating result (pre restructuring, impairment and disposals)            30           12         79
----------------------------------------------------------------------------------------------------


Gross turnover of Distribution & Building Systems for the half year was (pound)1,585m (2004: (pound)1,225m), of which (pound)37m (2004: (pound)41m) was intra-Group. The increase of 29% was attributable to higher selling prices that improved average revenue per tonne by 24% and an increase in sales volume of 4% with total deliveries of 3.3mt (2004: 3.2mt).

Weaker demand and the effects of excess stock in the supply chain have also caused a reduction in sales volume in distribution and building systems activities, but this has been more than offset by a significant increase in trading and project activities in the period.

The operating profit in the first half has improved by (pound)19m to (pound)28m (2004: (pound)9m). Excluding restructuring and impairment costs and disposal profits, the underlying operating profit improved by (pound)18m, as margins increased combined with additional benefits from Restoring Success.


5  Corus Interim Report 2005

                                                            Review of the period

Aluminium Division

                                                                  First half   First half       Year
(pound) millions unless stated                                          2005         2004       2004
----------------------------------------------------------------------------------------------------
Turnover                                                                564           537      1,092
----------------------------------------------------------------------------------------------------
Deliveries (kt)                                                         330           330        656
----------------------------------------------------------------------------------------------------
Operating result                                                         12            27         11
----------------------------------------------------------------------------------------------------
Operating result (pre restructuring, impairment and disposals)           17            28         53
----------------------------------------------------------------------------------------------------


Gross turnover of Aluminium for the half year was (pound)564m (2004:
(pound)537m), of which (pound)22m (2004: (pound)17m) was intra-Group. The 5% increase when compared to 2004, was entirely attributable to an increase in average revenue per tonne due to higher metal prices in the period. Total deliveries remained unchanged. There were increased internal primary metal supplies from the smelters to downstream operations, reducing third party sales. Deliveries of extruded products showed a decrease of 4% due to poor market conditions, especially in Germany. However this was offset by a 3% increase in rolled product sales in the period.

In the first half of 2005, the divisional operating profit was (pound)12m (2004:
(pound)27m). Excluding restructuring, impairment and disposals, the underlying operating profit deteriorated by (pound)11m, reflecting increased energy and raw material costs for the smelter operations, some production problems in the rolling business during the period that have now been resolved, and weak demand and pricing in extrusions.

Global demand for aluminium improved by over 5% in the first half of 2005, mainly driven by strong growth in China, other Asian countries and South America. The North American and Eastern European markets also continued their healthy growth, but Western European growth was limited to 2% and the Japanese market stagnated. For the second consecutive year, the European market for rolled and extruded products grew by only 1%. European production of rolled products remained unchanged, while the consumption of extrusions, particularly in Germany, decreased.

Due to improved market conditions and global aluminium stock reductions, the LME metal price continued its upward trend. The underlying LME price for the first half of 2005 averaged US$1,850 per tonne, an increase of 16%. However, due to further weakening of the US dollar during the period, the Euro equivalent of the LME price increased by only 8.5%. In rolled products the metal price increase could generally be absorbed, but margins in extrusions declined.



                                                    Corus Interim Report 2005  6

Review of the period


Central and other
There are certain other costs that are not allocated to divisions, including stewardship, corporate governance and country holdings; consolidation and statutory adjustments; and certain non-recurring costs. In the period, these costs amounted to (pound)55m (2004: (pound)24m) reflecting higher self insured losses, foreign exchange rate adjustments and refinancing charges.


Restructuring and impairment costs
Restructuring and impairment costs of (pound)29m related to job losses associated with the transfer of rail production from Workington to Scunthorpe, redundancy and related costs for a series of ongoing efficiency measures across the Group and net charges to recognise impairments of some fixed assets. This compared with costs of (pound)13m in the equivalent period of 2004 mainly related to the announced closure of the heavy section mill at Scunthorpe.


Acquisitions, disposals and investments
With effect from 2 January 2005, Corus entered into an agreement with a consortium of re-rolling companies (Duferco, Marcegaglia, Imsa and Dongkuk) to supply slab under a ten-year off-take contract from Teesside. As part of the UK restructuring programme, Teesside's steel making capacity becomes surplus to the Group's internal requirements. Under this agreement, the consortium will take slab production in 2005 and 2006 that is surplus to Corus' internal requirements, and approximately 78% of output thereafter. The consortium will pay Corus US$157m, of which US$73m will be received in 2005/06 and US$84m in deferred payments over the life of the contract. The consortium will contribute approximately 76% of the expected capital expenditure of the Teesside Cast Products business, estimated at US$100m.

On 21 January 2005 Corus disposed of the assets of its direct reduced iron facility at Mobile in the USA, which had been mothballed since November 2000, to Al Tuwairqi Group for a gross consideration of US$4m.

On 27 May 2005 Corus completed the disposal of substantially all the assets of Rafferty-Brown Steel, a flat rolled carbon steel processing business in the USA, to Coilplus Holdings Inc. for a gross consideration of US$21m (approximately (pound)12m).



7  Corus Interim Report 2005

                                                            Review of the period


Accounting policies

These interim consolidated financial statements are for the six months ended 2 July 2005. They have been prepared on the basis of International Financial Reporting Standards (IFRS) since they are part of the period covered by the Group's first financial statements to be prepared under IFRS, which will be for the year ended 31 December 2005. Corus has amended its accounting policies to comply with standards issued by the International Accounting Standards Board
(IASB) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) that have been issued and are effective, or issued and early adopted, as at the time of preparing these statements. In particular, Corus has applied the amended approach to IAS 19 'Employee Benefits' in December 2004, which allows actuarial gains and losses on retirement benefit plans to be recognised in retained earnings and presented in the statement of recognised income and expense. The IFRS standards and IFRIC interpretations that will be applicable at 31 December 2005, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing these interim financial statements.

Corus group financial statements were previously prepared under UK Generally Accepted Accounting Practice (UK GAAP), until 1 January 2005, which differs in some areas from IFRS. In preparing these interim financial statements it has been necessary to amend certain presentation, accounting, valuation and consolidation methods previously applied under UK GAAP, in order to comply with IFRS. Details of all significant changes arising from the transition are explained in Appendix 1, including details of the group's revised accounting policies. The comparative figures in respect of 2004 have been restated to reflect these changes, except for the adoption of IAS 32 and 39, which only applied from 2 January 2005 as described in Appendix 1.

Certain new accounting standards and IFRIC interpretations have been published that are mandatory for accounting periods beginning on or after 1 January 2006. The Group's assessment of the impact of these new standards and interpretations are as follows:

(i) IFRS 6 'Exploration for and Evaluation of Mineral Resources'
Corus does not have any exploration and evaluation assets. This standard will not affect the Group's financial statements.

(ii) IFRIC 4 'Determining whether an Arrangement contains a Lease'
The IFRIC issued IFRIC 4 in December 2004 and this interpretation is effective for accounting periods beginning on or after 1 January 2006, but calls for comparative period restatement. This effectively increases the scope of contracts that have to be treated as leases. It may capture arrangements where Corus is reliant on the use of specific third party assets and it utilises most of their output. Each arrangement must then be assessed as to whether it is deemed to be an operating or a finance lease. The potential implication of this interpretation is the grossing up on the balance sheet of assets and borrowings if finance leases are identified. Corus is currently reviewing the impact of this interpretation, and has therefore elected not to adopt it early for these interim statements.

(iii) IFRIC 5 'Rights to interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds'
Corus does not have interests in decommissioning, restoration and environmental rehabilitation funds. This interpretation will not affect the Group's financial statements.

(iv) IFRIC 7 'Financial Instruments: Disclosures'
The IASB issued IFRS 7 on 18 August 2005 and the statement is effective for periods beginning on or after 1 January 2007. Corus will assess the application of this standard in completing future financial statements.

                                                    Corus Interim Report 2005  8

Consolidated income statement

                                                                                  Unaudited    Unaudited      Unaudited
                                                                                   6 months     6 months      12 months
                                                                                  to 2 July    to 3 July   to 1 January
                                                                                       2005         2004           2005
                                                                           Note    (pound)m     (pound)m       (pound)m
------------------------------------------------------------------------------------------------------------------------
Group turnover                                                                1       5,333        4,477          9,332
Total operating costs                                                         3      (4,850)      (4,282)        (8,670)
------------------------------------------------------------------------------------------------------------------------
Group operating profit                                                        5         483          195            662
Finance costs                                                                 6         (63)         (51)          (129)
Finance income                                                                6          14            4             13
Share of post-tax profits of joint ventures and associated undertakings                   1            8             21
------------------------------------------------------------------------------------------------------------------------
Profit before taxation                                                                  435          156            567
Taxation                                                                      7         (98)         (69)          (126)
------------------------------------------------------------------------------------------------------------------------
Profit after taxation                                                                   337           87            441
------------------------------------------------------------------------------------------------------------------------
Attributable to:
Equity holders of the parent                                                            335           86            447
Minority interests                                                                        2            1            (6)
------------------------------------------------------------------------------------------------------------------------
                                                                                        337           87            441
------------------------------------------------------------------------------------------------------------------------

Earnings per share
Basic earnings per ordinary share                                                     7.56p        1.94p         10.07p
Diluted earnings per ordinary share                                                   7.00p        1.87p          9.43p
------------------------------------------------------------------------------------------------------------------------

All results arise from continuing activities.



9  Corus Interim Report 2005

Consolidated balance sheet


                                                 Unaudited  Unaudited  Unaudited
                                                    2 July     3 July  1 January
                                                      2005       2004       2005
                                                  (pound)m   (pound)m   (pound)m

--------------------------------------------------------------------------------
Non-current assets
Goodwill                                                82         98        85
Intangible assets                                       46         33        39
Property, plant and equipment                        2,745      2,624     2,793
Equity accounted investments                           100        102       109
Other financial assets                                 103         71        66
Retirement benefit assets                              176        293       311
Deferred tax assets                                    175        172       174
--------------------------------------------------------------------------------
                                                     3,427      3,393     3,577
--------------------------------------------------------------------------------
Current assets
Inventories                                          1,972      1,500     1,732
Trade and other receivables                          1,782      1,457     1,382
Other financial assets                                  98          -         -
Short term investments                                   1          4        11
Cash and cash equivalents                              640        236       589
--------------------------------------------------------------------------------
                                                     4,493      3,197     3,714
--------------------------------------------------------------------------------
TOTAL ASSETS                                         7,920      6,590     7,291
--------------------------------------------------------------------------------
Current liabilities
Short term borrowings                                 (149)      (101)      (47)
Trade and other payables                            (1,781)    (1,541)   (1,742)
Current tax liabilities                                (81)      (102)     (117)
Other financial liabilities                            (18)         -         -
Short term provisions and other liabilities           (144)      (125)     (159)
--------------------------------------------------------------------------------
                                                    (2,173)    (1,869)   (2,065)
--------------------------------------------------------------------------------
Non-current liabilities
Long term borrowings                                (1,623)    (1,330)   (1,395)
Deferred tax liabilities                              (134)      (118)     (137)
Retirement benefit obligations                        (479)      (443)     (455)
Provisions for liabilities and charges                (117)      (124)     (122)
Other non-current liabilities                          (27)       (27)      (26)
Accruals and deferred income                           (67)       (36)      (33)
--------------------------------------------------------------------------------
                                                    (2,447)    (2,078)   (2,168)
--------------------------------------------------------------------------------
TOTAL LIABILITIES                                   (4,620)    (3,947)   (4,233)
--------------------------------------------------------------------------------
NET ASSETS                                           3,300      2,643     3,058
--------------------------------------------------------------------------------
Equity
Called up share capital                              1,697      1,696     1,696
Share premium account                                  171        167       168
Statutory reserve                                    2,338      2,338     2,338
Other reserves                                         201        201       201
Profit and loss account                             (1,134)    (1,797)   (1,378)
--------------------------------------------------------------------------------
Equity attributable to equity holders of parent      3,273      2,605     3,025
Minority interests                                      27         38        33
--------------------------------------------------------------------------------
TOTAL EQUITY                                         3,300      2,643     3,058
--------------------------------------------------------------------------------



                                                   Corus Interim Report 2005  10

Statement of recognised income and expense


                                                                                  Unaudited   Unaudited     Unaudited
                                                                                   6 months    6 months     12 months
                                                                                  to 2 July   to 3 July  to 1 January
                                                                                       2005        2004          2005
                                                                                   (pound)m    (pound)m      (pound)m
----------------------------------------------------------------------------------------------------------------------
Profit after taxation                                                                   337          87           441
Actuarial losses on defined benefit plans                                              (150)        (64)          (64)
Net movement on fair values of cash flow hedges                                          37           -             -
Revaluation of available for sale investments                                             2           -             -
Deferred tax on items taken directly to reserves                                         32          19            19
Revaluation of goodwill due to exchange                                                  (3)          -             -
Exchange movements on currency net investments                                          (38)        (57)           (2)
----------------------------------------------------------------------------------------------------------------------
Total recognised income/(expense) relating to the period                                217         (15)          394
----------------------------------------------------------------------------------------------------------------------
Attributable to:
Equity holders of the parent                                                            215         (16)          400
Minority interests                                                                        2           1            (6)
----------------------------------------------------------------------------------------------------------------------
                                                                                        217         (15)          394
----------------------------------------------------------------------------------------------------------------------



Reconciliation of movements in equity


                                                                                  Unaudited   Unaudited     Unaudited
                                                                                     2 July      3 July     1 January
                                                                                       2005        2004          2005
                                                                                   (pound)m    (pound)m      (pound)m
----------------------------------------------------------------------------------------------------------------------
Total equity at beginning of period                                                   3,058       2,658         2,658
Adoption of IAS 32 and IAS 39                                                            16           -             -
----------------------------------------------------------------------------------------------------------------------
Total equity at beginning of period - restated                                        3,074       2,658         2,658
Total recognised income and expense attributable to equity holders of the parent        215         (16)          400
Issue of conditional share awards                                                         5           1             4
New shares issued                                                                         4           -             1
Dividends declared                                                                        -           -             -
Minority interests                                                                        2           -            (5)
----------------------------------------------------------------------------------------------------------------------
Total equity at end of period                                                         3,300       2,643         3,058
----------------------------------------------------------------------------------------------------------------------



11  Corus Interim Report 2005

Consolidated cash flow statement



                                                                                  Unaudited    Unaudited      Unaudited
                                                                                   6 months     6 months      12 months
                                                                                  to 2 July    to 3 July   to 1 January
                                                                                       2005         2004           2005
                                                                           Note    (pound)m     (pound)m       (pound)m
------------------------------------------------------------------------------------------------------------------------
Operating activities
Cash generated from operations                                                8         300          (33)           578
Interest paid                                                                           (71)         (57)          (104)
Premium received on issue of new loans                                                    -            -              8
Premium paid on redemption of Eurobond                                                    -            -             (9)
Issue costs of new loans                                                                  -            -            (15)
Interest element of finance lease rental payments                                        (1)          (1)            (2)
UK corporation tax received                                                               4            -              -
Taxation paid                                                                          (113)         (51)           (93)
------------------------------------------------------------------------------------------------------------------------
Net cash inflow/(outflow) from operating activities                                     119         (142)           363
------------------------------------------------------------------------------------------------------------------------
Investing activities
Purchase of property, plant and equipment                                              (181)        (125)          (312)
Proceeds from sale of property, plant and equipment                                       9           28             37
Purchase of intangible assets                                                           (14)          (2)           (10)
Purchase of other fixed asset investments                                               (32)         (12)           (12)
Investments in joint ventures and associated undertakings                                 -            -             (5)
Loans to joint ventures and associated undertakings                                       -           (1)            (1)
Repayment of loans by joint ventures and associated undertakings                          -            1              6
Purchase of subsidiary undertakings and businesses, net of cash acquired                  -            -            (11)
Sale of subsidiary undertakings and businesses                                           19           30             95
Sale of joint ventures and associated undertakings                                        -            -              2
Interest received                                                                        12            4             12
Dividends received                                                                        7            2              4
Sale/(purchase) of short term investments                                                10            2             (5)
------------------------------------------------------------------------------------------------------------------------
Net cash outflow from investing activities                                             (170)         (73)          (200)
------------------------------------------------------------------------------------------------------------------------
Financing activities
Issue of new shares                                                                       4            -              1
Proceeds from borrowings                                                                  2          146            558
Repayments of borrowings                                                                 (8)         (53)          (503)
Capital element of finance lease rental payments                                         (1)           -             (1)
Dividends paid                                                                            -            -              -
------------------------------------------------------------------------------------------------------------------------
Net cash (outflow)/inflow from financing activities                                      (3)          93             55
------------------------------------------------------------------------------------------------------------------------
Net (decrease)/increase in cash and bank overdrafts                                     (54)        (122)           218
Cash and bank overdrafts at beginning of period                                         557          340            340
Effect of foreign exchange rate changes                                                  (4)          (9)            (1)
------------------------------------------------------------------------------------------------------------------------
Cash and bank overdrafts at end of period                                               499          209            557
------------------------------------------------------------------------------------------------------------------------
Cash and bank overdrafts comprise:
Cash and cash equivalents                                                               640          236            589
Bank overdrafts                                                                        (141)         (27)           (32)
------------------------------------------------------------------------------------------------------------------------
                                                                                        499          209            557
------------------------------------------------------------------------------------------------------------------------



                                                   Corus Interim Report 2005  12

Reconciliation of net cash flow to movement in net debt


                                                         Unaudited    Unaudited     Unaudited
                                                          6 months     6 months     12 months
                                                         to 2 July    to 3 July  to 1 January
                                                              2005         2004          2005
                                                          (pound)m     (pound)m      (pound)m
----------------------------------------------------------------------------------------------
(Decrease)/increase in cash and bank overdrafts                (54)        (122)          218
(Decrease)/increase in short term investments                  (10)          (2)            5
Decrease/(increase) in debt                                      7          (93)          (54)
Premium received on issue of loans                               -            -            (8)
Issue costs of new loans                                         -            -            15
----------------------------------------------------------------------------------------------
Change in net debt resulting from cash flows in period         (57)        (217)          176
Net funds from acquisitions                                      -            -             3
Effect of foreign exchange rate changes                         43           29            (9)
Other non-cash changes                                          (7)          (2)          (11)
----------------------------------------------------------------------------------------------
Movement in net debt during the period                         (21)        (190)          159
Net debt at beginning of the period                           (842)      (1,001)       (1,001)
Adoption of IAS 32 and IAS 39                                 (268)           -             -
----------------------------------------------------------------------------------------------
Net debt at end of the period                               (1,131)      (1,191)         (842)
----------------------------------------------------------------------------------------------



Analysis of net debt


                                                         Unaudited    Unaudited     Unaudited
                                                            2 July       3 July     1 January
                                                              2005         2004          2005
                                                          (pound)m     (pound)m      (pound)m
----------------------------------------------------------------------------------------------
Cash and cash equivalents (excluding bank overdrafts)          640          236           589
Bank overdrafts                                               (141)         (27)          (32)
Short term investments                                           1            4            11
Long term borrowings                                        (1,593)      (1,302)       (1,367)
Other loans                                                     (7)         (73)          (14)
Obligations under finance leases                               (31)         (29)          (29)
----------------------------------------------------------------------------------------------
                                                            (1,131)      (1,191)         (842)
----------------------------------------------------------------------------------------------



13  Corus Interim Report 2005

Supplementary information


                                                                         Unaudited      Unaudited      Unaudited
                                                                          6 months       6 months      12 months
                                                                         to 2 July      to 3 July   to 1 January
                                                                              2005           2004           2005
                                                                          (pound)m       (pound)m       (pound)m
-----------------------------------------------------------------------------------------------------------------
1.a   Turnover by division
      Strip Products                                                         2,724          2,222          4,724
      Long Products                                                          1,444          1,275          2,605
      Distribution & Building Systems                                        1,585          1,225          2,606
      Aluminium                                                                564            537          1,092
      Central & other                                                           34             32             67
-----------------------------------------------------------------------------------------------------------------
      Gross turnover                                                         6,351          5,291         11,094
      Less: intra-group turnover                                            (1,018)          (814)        (1,762)
-----------------------------------------------------------------------------------------------------------------
      Group turnover                                                         5,333          4,477          9,332
-----------------------------------------------------------------------------------------------------------------
      comprising:
      Strip Products                                                         2,189          1,820          3,883
      Long Products                                                          1,043            948          1,855
      Distribution & Building Systems                                        1,548          1,184          2,534
      Aluminium                                                                542            520          1,052
      Central & other                                                           11              5              8
-----------------------------------------------------------------------------------------------------------------
      Group turnover                                                         5,333          4,477          9,332
-----------------------------------------------------------------------------------------------------------------

1.b   Group turnover by destination
      UK                                                                     1,472          1,282          2,614
      Europe (excluding UK)                                                  2,849          2,373          4,983
      North America                                                            446            466            923
      Other areas                                                              566            356            812
-----------------------------------------------------------------------------------------------------------------
                                                                             5,333          4,477          9,332
=================================================================================================================

                                                                                Kt             Kt             Kt
2.a   Sales volume by division
      Strip Products                                                         5,726          6,164         12,060
      Long Products                                                          3,728          4,181          8,172
      Distribution & Building Systems                                        3,337          3,210          6,348
      Aluminium                                                                330            330            656
      Central & other                                                            -              -              -
-----------------------------------------------------------------------------------------------------------------
      Gross sales volume                                                    13,121         13,885         27,236
      Less: intra-group                                                     (2,814)        (2,665)        (5,713)
-----------------------------------------------------------------------------------------------------------------
      Group sales volume                                                    10,307         11,220         21,523
-----------------------------------------------------------------------------------------------------------------

      comprising:
      Strip Products                                                         4,435          4,890          9,574
      Long Products                                                          2,333          2,822          5,110
      Distribution & Building systems                                        3,216          3,183          6,195
      Aluminium                                                                323            325            644
      Central & other                                                            -              -              -
-----------------------------------------------------------------------------------------------------------------
      Group sales volume                                                    10,307         11,220         21,523
-----------------------------------------------------------------------------------------------------------------


                                                   Corus Interim Report 2005  14

Supplementary information


                                                                         Unaudited      Unaudited      Unaudited
                                                                          6 months       6 months      12 months
                                                                         to 2 July      to 3 July   to 1 January
                                                                              2005           2004           2005
                                                                                Kt             Kt             Kt
-----------------------------------------------------------------------------------------------------------------
2.b   Group sales volume by destination
      UK                                                                     2,869          3,391          6,336
      Europe (excluding UK)                                                  5,420          5,648         10,989
      North America                                                            795          1,098          1,958
      Other areas                                                            1,223          1,083          2,240
-----------------------------------------------------------------------------------------------------------------
                                                                            10,307         11,220         21,523
=================================================================================================================

                                                                          (pound)m       (pound)m       (pound)m
-----------------------------------------------------------------------------------------------------------------
3.    Total operating costs
      Raw materials & consumables                                            2,391          1,964          4,178
      Maintenance costs (excluding own labour)                                 406            388            808
      Other external charges                                                   762            693          1,343
      Employment costs                                                         960            887          1,789
      Depreciation & amortisation (net of grants released)                     162            143            306
      Other operating costs                                                    309            311            556
      Changes in stock                                                        (119)           (44)          (213)
      Own work capitalised                                                     (12)            (7)           (19)
      Profit on disposal of fixed assets                                        (8)           (27)           (34)
      Profit on disposal of group undertakings                                  (1)           (26)           (44)
-----------------------------------------------------------------------------------------------------------------
                                                                             4,850          4,282          8,670
=================================================================================================================

                                                                          (pound)m       (pound)m       (pound)m
-----------------------------------------------------------------------------------------------------------------
4.    Restructuring, impairment and disposals
      As included in total operating costs:
            Redundancy and related costs                                        17             13             26
            Accelerated depreciation                                             7             (9)           (19)
            Accelerated amortisation                                             -              -             22
            Other asset write-downs                                              1              9             13
            Other rationalisation costs                                          4              -              5
-----------------------------------------------------------------------------------------------------------------
                                                                                29             13             47
            Profit on disposal of fixed assets                                  (8)           (27)           (34)
            Profit on disposal of group undertakings                            (1)           (26)           (44)
-----------------------------------------------------------------------------------------------------------------
                                                                                20            (40)           (31)
=================================================================================================================
      comprising:
      Strip Products                                                             3            (25)            (6)
      Long Products                                                             14            (21)           (86)
      Distribution & Building Systems                                            2              3             13
      Aluminium                                                                  5              1             42
      Central & other                                                           (4)             2              6
-----------------------------------------------------------------------------------------------------------------
                                                                                20            (40)           (31)
=================================================================================================================


15  Corus Interim Report 2005

                                                       Supplementary information



                                                                         Unaudited      Unaudited      Unaudited
                                                                          6 months       6 months      12 months
                                                                         to 2 July      to 3 July   to 1 January
                                                                              2005           2004           2005
                                                                          (pound)m       (pound)m       (pound)m
-----------------------------------------------------------------------------------------------------------------
5.    Group operating result
      After restructuring, impairment and disposals:
      Strip Products                                                           407            142            417
      Long Products                                                             91             41            248
      Distribution & Building Systems                                           28              9             66
      Aluminium                                                                 12             27             11
      Central & other                                                          (55)           (24)           (80)
-----------------------------------------------------------------------------------------------------------------
                                                                               483            195            662
=================================================================================================================
      Before restructuring, impairment and disposals:
      Strip Products                                                           410            117            411
      Long Products                                                            105             20            162
      Distribution & Building Systems                                           30             12             79
      Aluminium                                                                 17             28             53
      Central & other                                                          (59)           (22)           (74)
-----------------------------------------------------------------------------------------------------------------
                                                                               503            155            631
=================================================================================================================

                                                                          (pound)m       (pound)m       (pound)m
-----------------------------------------------------------------------------------------------------------------
6.    Financing items
      Interest payable:
            Bank and other borrowings                                          (58)           (50)          (117)
            Accretion of convertible bonds                                      (4)             -              -
            Finance leases                                                      (1)            (1)            (1)
      Charges arising on redemption of bond                                      -              -            (11)
-----------------------------------------------------------------------------------------------------------------
      Finance costs                                                            (63)           (51)          (129)
-----------------------------------------------------------------------------------------------------------------
      Interest receivable                                                       11              4             13
      Fair value gains - convertible bond equity options                         3              -              -
-----------------------------------------------------------------------------------------------------------------
      Finance income                                                            14              4             13
-----------------------------------------------------------------------------------------------------------------
                                                                               (49)           (47)          (116)
=================================================================================================================

                                                                          (pound)m       (pound)m       (pound)m
-----------------------------------------------------------------------------------------------------------------
7.    Taxation
      UK corporation tax                                                        77              9             55
      Double tax relief                                                        (77)            (9)           (55)
      Overseas prior year (credit)/charge                                       (7)             1             (1)
      Overseas taxes                                                            89             56            106
-----------------------------------------------------------------------------------------------------------------
      Current tax                                                               82             57            105
      UK deferred tax                                                            -              5             13
      Overseas deferred tax                                                     16              7              8
-----------------------------------------------------------------------------------------------------------------
                                                                                98             69            126
=================================================================================================================


Deferred tax assets amounting to (pound)175m have been recognised at 2 July 2005 (1 January 2005: (pound)174m). The deferred tax assets in respect of tax losses are recoverable against future forecast taxable profits within a time horizon that the directors consider to be more likely than not to occur. Deferred tax assets have not been recognised in respect of losses with a value of (pound)1,614m (1 January 2005: (pound)1,706m) of which (pound)1,080m (1 January 2005: (pound)1,218m) are UK losses.


                                                   Corus Interim Report 2005  16

Supplementary information


                                                                         Unaudited      Unaudited      Unaudited
                                                                          6 months       6 months      12 months
                                                                         to 2 July      to 3 July   to 1 January
                                                                              2005           2004           2005
                                                                          (pound)m       (pound)m       (pound)m
-----------------------------------------------------------------------------------------------------------------
8.    Reconciliation of cash generated from operations
      Profit after taxation                                                    337             87            441
      Adjustments for:
      Tax                                                                       98             69            126
      Depreciation and amortisation (net of grants released)                   162            143            306
      Profit on disposals                                                       (9)           (53)           (78)
      Interest income                                                          (14)            (4)           (13)
      Interest expense                                                          63             51            129
      Share of results of joint ventures and associated undertakings            (1)            (8)           (21)
      Restructuring costs (excluding accelerated depreciation)                  22             22             44
      Utilisation of rationalisation provisions                                (26)           (25)           (49)
      Increase in stocks                                                      (280)          (149)          (357)
      Increase in debtors                                                     (187)          (360)          (273)
      Increase in creditors                                                    134            182            290
      Other movements (net)                                                      1             12             33
-----------------------------------------------------------------------------------------------------------------
      Net cash inflow/(outflow) generated from operations                      300            (33)           578
=================================================================================================================

                                                                          (pound)m       (pound)m       (pound)m
-----------------------------------------------------------------------------------------------------------------
9.    Capital expenditure
      Purchase of tangible fixed assets                                        181            125            312
      Movement in capital creditors                                            (14)            14             65
-----------------------------------------------------------------------------------------------------------------
                                                                               167            139            377
=================================================================================================================

                                                                          (pound)m       (pound)m       (pound)m
-----------------------------------------------------------------------------------------------------------------
10.   Reconciliation of Group operating profit to EBITDA before
      restructuring, impairment and disposals
      Group operating profit                                                   483            195            662
      Restructuring costs                                                       29             13             47
      Profit on disposals                                                       (9)           (53)           (78)
-----------------------------------------------------------------------------------------------------------------
      Underlying operating profit                                              503            155            631
      Depreciation and amortisation (net of grants released
      and excluding accelerated depreciation & amortisation)                   155            152            303
-----------------------------------------------------------------------------------------------------------------
      EBITDA before restructuring, impairment and disposals                    658            307            934
-----------------------------------------------------------------------------------------------------------------
      comprising:
      Strip Products                                                           500            207            583
      Long Products                                                            138             54            225
      Distribution & Building Systems                                           40             23            104
      Aluminium                                                                 36             48             91
      Central & other                                                          (56)           (25)           (69)
-----------------------------------------------------------------------------------------------------------------
      EBITDA before restructuring, impairment and disposals                    658            307            934
=================================================================================================================


17  Corus Interim Report 2005

                                                       Supplementary information


                                                                         Unaudited      Unaudited      Unaudited
                                                                          6 months       6 months      12 months
                                                                         to 2 July      to 3 July   to 1 January
                                                                              2005           2004           2005
                                                                            Number         Number         Number
-----------------------------------------------------------------------------------------------------------------
11.   Employees
      Average weekly numbers employed:
      UK                                                                    24,400         24,500         24,500
      Netherlands                                                           11,300         11,400         11,300
      Germany                                                                5,700          5,900          5,900
      Other countries                                                        6,900          7,100          6,900
-----------------------------------------------------------------------------------------------------------------
                                                                            48,300         48,900         48,600
=================================================================================================================
      Numbers employed at end of period:
      UK                                                                    24,200         24,300         24,400
      Netherlands                                                           11,300         11,300         11,200
      Germany                                                                5,700          5,800          5,800
      Other countries                                                        6,900          7,100          6,900
-----------------------------------------------------------------------------------------------------------------
                                                                            48,100         48,500         48,300
=================================================================================================================
      Comprising:
      Strip Products                                                        22,400         22,300         22,600
      Long Products                                                         12,800         13,400         12,900
      Distribution & Building Systems                                        5,900          5,900          5,800
      Aluminium                                                              5,700          5,700          5,700
      Central & other                                                        1,300          1,200          1,300
-----------------------------------------------------------------------------------------------------------------
                                                                            48,100         48,500         48,300
=================================================================================================================


12.   Post balance sheet event
The statutory reserve of (pound)2,338m, as disclosed in the balance sheet, arises in Corus UK Limited under section 7(1) of the British Steel Act 1988. Of the total balance (pound)381m was originally set aside as available for distribution; the balance of (pound)1,957m were restricted reserves which could only be applied in paying up unissued shares to be allotted to members as fully paid bonus shares. On 17 June 2005, after issuing these bonus shares, Corus UK Limited made a court application for a capital reduction to effectively cancel the statutory reserve to the extent of any cumulative profit and loss deficit arising in that company. This application was successful and became effective as from 15 July 2005.


                                                   Corus Interim Report 2005  18

Independent review report to Corus Group plc



Introduction
We have been instructed by the Company to review the financial information for the six months ended 2 July 2005 which comprises the consolidated income statement, statement of recognised income and expense, consolidated balance sheet information as at 2 July 2005, consolidated cash flow statement and associated notes, including accounting policies and basis of preparation. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information. The IFRS information previously published on 23 May 2005, as referred to in Appendix 1, does not form part of this review.


Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in Appendix 1, the next annual financial statements of the Group will be prepared in accordance with accounting standards adopted for use in the European Union. This interim report has been prepared in accordance with the basis set out in Appendix 1.

The accounting policies are consistent with those that the Directors intend to use in the next annual financial statements. As explained in Appendix 1, there is, however, a possibility that the Directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 31 December 2005 are not known with certainty at the time of preparing this interim financial information.


Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.


Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 2 July 2005.


PricewaterhouseCoopers LLP
Chartered Accountants
London
25 August 2005




19  Corus Interim Report 2005

Appendix 1 - Transition to IFRS



Introduction
Corus prepared its 2004 consolidated financial statements in accordance with accounting standards issued by the UK Accounting Standards Board, the pronouncements of the Urgent Issues Task Force, relevant Statements of Standard Accounting Practice and in compliance with the Companies Act 1985. With effect from 2 January 2005 Corus will prepare its consolidated financial statements in accordance with International Financial Reporting Standards, International Accounting Standards and interpretations issued by the International Financial Reporting Interpretation Committee and its predecessor body (together 'IFRS'). The standards to be applied, which will be adopted for the first time for the purpose of preparing consolidated financial statements for the year ending 31 December 2005, will be those issued by the International Accounting Standards Board ('IASB') and endorsed by the European Union ('EU') as at 31 December 2005. Corus presents below the details of the accounting policies and the transitional exemptions or choices it has applied in adopting IFRS. Reconciliations of retained profit and equity for the comparative periods are shown to illustrate the impact of the move from UK GAAP to IFRS. Corus has previously published a more detailed description of the move to IFRS and the nature of reconciling items from UK GAAP at the date of transition (being 4 January 2004), and this is available on the website at www.corusgroup.com


Group accounting policies under IFRS
I Basis of preparation
These interim financial statements have been prepared, for the first time, on the basis of the IFRS accounting policies set out below. The disclosures required by IFRS 1 concerning the transition from UK GAAP are also given below. Corus has chosen an adoption date to IFRS of 4 January 2004 (the start of its 2004 financial year). These policies have been consistently applied to all the periods presented except for those relating to the classification and measurement of financial instruments under IAS 32 and 39. Corus has made use of the exemption available under IFRS 1 to only apply these two standards from 2 January 2005. The adoption of IAS 32 and IAS 39 as at 2 January 2005 principally resulted in:
(a)   The measurement of available-for-sale investments at fair value.
(b)   The measurement of all derivative financial instruments at fair value.
(c) The classification of drawings under the securitisation programme as indebtedness.
(d)   The classification of non-equity minority interests as indebtedness.
At 2 January 2005, these changes resulted in increases in net assets of (pound)16m and net debt of (pound)268m.

The accounts have been prepared under the historical cost convention as modified by the revaluation of available for sale investments, and financial assets and liabilities held for trading.

The preparation of accounts in accordance with IFRS requires management to make estimates and assumptions that affect the:
(i)   reported amounts of assets and liabilities;
(ii) disclosure of contingent assets and liabilities at the date of the accounts; and
(iii) reported amounts of income and expenses during the reporting period.

Actual results could differ from those estimates. The most significant techniques for estimation are described in the accounting policies below.


II Basis of consolidation
The consolidated income statement, balance sheet and cash flow statement include the Company and its subsidiaries. They also include the Group's share of the profits, net assets and retained post acquisition reserves of joint ventures and associates. These have been accounted for under the equity method of consolidation. The profits or losses of subsidiaries, joint ventures and associates acquired or sold during the period are included from the date of acquisition or up to the date of their disposal.



                                                   Corus Interim Report 2005  20

Appendix 1 - Transition to IFRS



III Business combinations
On the acquisition of a subsidiary, joint venture or associate, fair values are attributed to the net assets acquired. Any excess of the fair value of consideration given over the fair values of the Group's share of the identifiable net assets acquired is treated as goodwill. If the fair value of the net assets acquired exceeds the fair value of consideration then these fair values are reassessed before taking the remainder as a credit to profit or loss in the period of acquisition.

Goodwill is recognised as an asset and, although it is not amortised, it is reviewed for impairment annually and whenever there is a possible indicator of impairment. Any impairment is recognised immediately in profit or loss and is not subsequently reversed. On disposal of a subsidiary, associate or joint venture, any residual amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill arising on acquisitions before the date of transition to IFRS has been retained at the previous UK GAAP values, as no adjustment was required on transition. These have also been subject to impairment tests at that date and will continue to be, at least, annually. Goodwill written off immediately to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal of the assets to which it related.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.


IV Turnover
Revenue from the sale of goods is recognised when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding recovery of the amount due, associated costs or the possible return of goods.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts due for goods and services provided in the normal course of business, net of discounts, VAT and other sales related taxes.


V Provisions
Provisions for rationalisation and related measures, environmental remediation and legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated. This involves a series of management judgments and estimates that are based on past experience of similar events and third party advice where applicable.

In particular, redundancy provisions are made where the plans are sufficiently detailed and well advanced, and where appropriate communication to those affected has been made at the balance sheet date.

Corus participates in the EU emission rights trading scheme and intends to recognise a provision in relation to carbon dioxide quotas if there is any anticipated shortfall in the level of quotas received when compared with actual emissions in a given period.


VI Research and development
Expenditure on research activities is recognised as an expense in the period in which it is incurred.

Costs incurred on individual development projects are recognised as intangible assets from the date that all of the following conditions are met:
(i)   completion of the development is technically feasible;
(ii)  it is the intention to complete the intangible asset and use or sell it;
(iii) it is clear that the intangible asset will generate probable future economic benefits;



21  Corus Interim Report 2005

                                                 Appendix 1 - Transition to IFRS


(iv) adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and
(v) it is possible to reliably measure the expenditure attributable to the intangible asset during its development.

Recognition of costs as an asset is stopped when the project is complete and available for its intended use, or if these criteria no longer apply. The approach to amortisation and impairment of intangible fixed assets is described in XVII.

Where development activities do not meet the conditions for recognition as an asset, any associated expenditure is treated as an expense in the period in which it is incurred.


VII Patents, trademarks and software
Patents, trademarks and software are included in the balance sheet as intangible assets where they are clearly linked to long term economic benefits for the Group. In this case they are measured initially at purchase cost and then amortised on a straight-line basis over their estimated useful lives.

All other costs on patents, trademarks and software are expensed in the income statement as incurred.


VIII Government grants
Grants related to expenditure on property, plant and equipment are credited to the income statement over the useful lives of qualifying assets. Total grants received less the amounts credited to the income statement at the balance sheet date are included in the balance sheet as deferred income.


IX Insurance
Certain of the Group's insurances are handled by its two captive insurance companies, Crucible Insurance Company Limited and Hoogovens Verzekeringsmaatschappij N.V. With the exception of certain employer's liability, all insurance business is accounted for on an annual basis and is dealt with as part of the operating costs in these accounts. In the case of certain employer's liability business, the results of each underwriting year are determined at the end of the third year at which time any profits or losses arising are recognised; in the interim, the level of insurance provisions is kept under review and, where appropriate, adjustments are made. Insurance premiums in respect of insurance placed with third parties are charged to the income statement in the period to which they relate.


X Share-based payments
In accordance with the transitional provisions, the Group has applied the requirements of IFRS 2 'Share-based payments' to all grants of equity instruments after 7 November 2002 that were unvested at the date of transition to IFRS.

The Group issues equity settled share-based payments to certain employees. These are measured at fair value at the date of grant. This fair value is then expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest. Fair value is measured by use of a modified binomial model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations. The charge is adjusted at each balance sheet date to reflect the actual number of forfeitures, cancellations and leavers during the period.

The Group also provides employees with the ability to purchase the Group's ordinary shares at a discount to the current market value. An expense is recorded for this, based on an estimate of the discount related to shares expected to vest, on a straight-line basis over the vesting period.


                                                   Corus Interim Report 2005  22

Appendix 1 - Transition to IFRS


XI Retirement benefit costs
Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution schemes where the Group's obligations under the schemes are equivalent to those arising in a defined contribution retirement benefit scheme.

For defined benefit retirement benefit schemes, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. The Group has early adopted the amendment to IAS 19 (as issued in December 2004) to allow actuarial gains and losses to be recognised in retained earnings and presented in the statement of recognised income and expense. In applying IAS 19, in relation to retirement benefits costs, the current service cost, interest cost and expected return on plan assets have been treated as a net expense within employment costs.

Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost, and as reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to unrecognised past service cost, plus the present value of available refunds and reductions in future contributions to the plan.


XII Interest
Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Interest payable, including that related to financing the construction of tangible fixed assets, is written off as incurred. Discounts or premiums and expenses on the issue of debt securities are amortised over the term of the related security and included within interest payable. Unamortised amounts are shown in the balance sheet as part of the outstanding balance of the related security. Premiums payable on early redemptions of debt securities, in lieu of future interest costs, are written off when paid.


XIII Taxation
The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences. In contrast, deferred tax assets are only recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised (which, in particular, requires an assessment of the time horizon over which taxable profits will arise to offset brought forward losses). Liabilities are not recognised for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.


23  Corus Interim Report 2005

                                                 Appendix 1 - Transition to IFRS


All deferred tax balances are calculated using the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. This means using tax rates that have been enacted or substantially enacted by the balance sheet date.

Deferred tax assets and liabilities are offset to the extent that they relate to taxes levied by the same tax authority and they are in the same taxable entity, or a group of taxable entities where the tax losses of one entity are used to offset the taxable profits of another.

Both current and deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.


XIV Foreign currencies
Assets and liabilities in foreign currencies are translated into sterling at the quoted rates of exchange ruling at each balance sheet date. Income statement items and cash flows are translated into sterling at the average rates for the financial period.

Exchange differences on the retranslation of the opening net investment in foreign enterprises and the retranslation of profit or loss items from average to closing rate are recorded as movements on reserves.

Exchange gains and losses on foreign currency borrowings and forward exchange contracts used to finance an equity investment in a foreign enterprise are offset against the exchange difference arising on the retranslation of the net investment.

In order to hedge its exposure to certain foreign exchange risks, the Group enters into forward contracts and options (see note XV below for details of the Group's accounting policies in respect of such derivative financial instruments).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.


XV Financial instruments
Up to 1 January 2005
The Group used a variety of derivative financial instruments, including forward foreign exchange contracts and commodity futures contracts as part of an overall risk management strategy. These instruments were used as a means of hedging exposure to price and foreign currency risks connected to contracted sales and purchases, or existing assets and liabilities. The Group did not hold or issue derivative financial instruments for trading purposes.

Forward contracts and commodity futures were used, where appropriate, to hedge the cash flow risk of contracted sales and purchase transactions. Net sales and purchases covered by these contracts or options were translated into sterling at contract rates. No account was taken of the potential but unrealised profits or losses on open forward contracts or options which were intended as a hedge against future contracted transactions; such profits and losses were accounted for so as to match the exchange or price differences arising on the underlying contracted transactions.

If a derivative instrument ceases to meet the criteria for deferral or settlement accounting, any subsequent gains or losses are recognised at that time in the income statement. If a transaction does not occur, the hedge is terminated and any gains or losses are recognised in the income statement.



                                                   Corus Interim Report 2005  24

Appendix 1 - Transition to IFRS


From 2 January 2005
Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument. The detailed accounting treatment for such items can differ, as described in the following sections:

(a) Trade receivables
Trade receivables do not carry any interest and are stated at their amortised cost, as reduced by appropriate allowances for any impairment.

(b) Investments
Investments are initially measured at fair value, which includes transaction expenses. In addition they are classified as either held-for-trading or available-for-sale, and are subsequently measured at fair value. Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in profit or loss for the period. For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period.

(c) Financial Liabilities and Equity
Financial liabilities and equity instruments are classified according to the substance of the individual contractual arrangements.

(d) Bank borrowings
Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. These borrowings are subsequently stated at amortised cost.

(e) Convertible loan notes
Convertible loan notes are regarded as compound instruments, consisting of a liability component and an equity component. At the date of issue, the fair value of the liability component is estimated using, inter alia, the prevailing market interest rate for similar non-convertible debt. The difference between the proceeds of issue of the convertible loan notes and the fair value assigned to the liability component, is treated as equity. Where the convertible bonds are issued in a currency other than sterling, this instrument is recognised as a financial liability with an embedded option. The option is subsequently re-measured to its fair value at each period end, with any movements being recognised within financial charges in the income statement.

The interest expense on the liability component is calculated by applying the prevailing market interest rate for similar non-convertible debt to the liability component of the instrument. The difference between this amount and the interest paid is added to the carrying amount of the convertible loan note.

Issue costs are apportioned between the liability and equity components of the convertible loan notes based on their relative carrying amounts at the date of issue. The portion relating to the equity component is charged directly against equity.

(f) Trade payables
Trade payables are not interest bearing and are stated at their amortised cost.

(g) Equity instruments
Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.


25  Corus Interim Report 2005

                                                 Appendix 1 - Transition to IFRS


(h) Derivative financial instruments and hedge accounting
In the ordinary course of business Corus uses certain derivative financial instruments to reduce business risks which arise from its exposure to foreign exchange, base metal prices and interest rate fluctuations. The instruments are confined principally to forward foreign exchange contracts, forward rate agreements, options and London Metal Exchange contracts. The instruments are employed as hedges of transactions included in the accounts or forecast for firm contractual commitments. These contracts do not generally extend beyond 12 months other than for certain long term contracts principally in the Aluminium division, which may extend up to four years.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and the ineffective portion is recognised immediately in the income statement. If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of a non-financial asset or liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects profit or loss.

For an effective hedge of an exposure to changes in fair value, the hedged item is adjusted for changes attributable to the risk being hedged with the corresponding entry in profit or loss. Gains or losses from re-measuring the associated derivative are also recognised in profit or loss.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with gains or losses reported in the income statement.


XVI Property, plant and equipment
Property, plant and equipment is recorded at original cost less accumulated depreciation and any recognised impairment loss. Cost includes professional fees, and, for assets constructed by the Group, any related works to the extent that these are directly attributable to the acquisition or construction of the asset. Commissioning costs and interest attributable to expenditure on assets in the course of construction are written off to the income statement as incurred. Assets in the course of construction are depreciated from the date on which they are ready for their intended use.

The gain or loss arising on disposal of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset, and is recognised in income.

Included in tangible fixed assets are loose plant and tools which are stated at cost less amounts written off related to their expected useful lives and estimated scrap value and also spares, against which provisions are made where necessary to cover slow moving and obsolescent items.


                                                   Corus Interim Report 2005  26

Appendix 1 - Transition to IFRS


Subsequent costs are included in the carrying value of an asset when it is probable that additional future economic benefits will flow to the Group and the cost of the item can be measured reliably. All other repairs and renewals are charged to the income statement as incurred.


XVII Depreciation, amortisation and impairment of tangible and intangible fixed assets
Depreciation or amortisation is provided so as to write off, on a straight-line basis, the cost of tangible and intangible fixed assets including those held under finance leases. These charges are commenced from the dates the assets are available for their intended use and are spread over their estimated useful economic lives or, in the case of leased assets, over the lease period if shorter. The estimated useful lives of assets are reviewed regularly and, when necessary, revised. Accelerated depreciation or amortisation is provided where an asset is expected to become obsolete before the end of its normal useful life or if events or changes in circumstances indicate that an impairment loss needs to be recognised, as discussed below. No further charges are provided in respect of assets that are fully written down but are still in use.

The estimated useful lives for the main categories of tangible and intangible assets are:

Freehold and long leasehold buildings that house plant and other works buildings        25 years
Other freehold and long leasehold buildings                                             50 years
Plant and machinery:
    Iron and steelmaking                                                        maximum 25 years
    IT hardware and software                                                     maximum 8 years
    Office equipment and furniture                                                      10 years
    Motor vehicles                                                                       4 years
    Other                                                                       maximum 15 years
Patents and trademarks                                                                   4 years
Product and process development costs                                                    5 years
Investment property                                                                     50 years


At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that the carrying amount of those assets may not be recoverable through continuing use. If any such indication exists, the recoverable amount of the asset is reviewed in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate. The discount rate applied in the period of 9.5% was based upon the Group's long term weighted average cost of capital with appropriate adjustments for the risks associated with the relevant units. If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.


27  Corus Interim Report 2005

                                                 Appendix 1 - Transition to IFRS


XVIII Investment Property
Property held to earn rental and/or for capital appreciation is classified as investment property and is recorded at cost less accumulated depreciation and any recognised impairment loss.


XIX Leases
Assets held under finance leases are recognised as assets of the Group at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income over the period of the lease.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the term of the lease.


XX Joint ventures and associates
The results and assets and liabilities of joint ventures and associates are incorporated in the accounts using the equity method of accounting, except where classified as held for sale (see note XV b).

Investments in joint ventures and associates are initially measured at cost. Any excess of the cost of acquisition over the Group's share of the fair values of the identifiable net assets acquired is included within goodwill (which is subsequently tested for impairment on an annual basis). Any deficiency of the cost of acquisition below the Group's share of the fair values of the identifiable net assets acquired is credited to profit or loss in the period of acquisition. The Group's share of post acquisition profits and losses are recognised in the income statement, and its share of post acquisition movement in reserves are recognised directly in reserves. Losses of associates in excess of the Group's interest in those associates are not recognised, unless the Group has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions with joint ventures or associates are eliminated and, where material, the results of associates and joint ventures are modified to conform to the Group's policies.


XXI Non current assets held for sale
From 2 January 2005
Non-current assets, and disposal groups, classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset, or disposal group, is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.


XXII Inventories
Inventories of raw materials are valued at the lower of cost and net realisable value. Cost is determined using the 'first in first out' method. Inventories of partly processed materials, finished products and stores are individually valued at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Net realisable value is the price at which the inventories can be realised in the normal course of business after allowing for the cost of conversion from their existing


                                                   Corus Interim Report 2005  28

Appendix 1 - Transition to IFRS


state to a finished condition and for the cost of marketing, selling and distribution. Provisions are made to cover slow moving and obsolescent items based on historical experience of utilisation on a category-by-category basis.


XXIII Cash and cash equivalents
Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.


XXIV Segmental reporting
Corus is organised into a structure that comprises four main operating divisions: Strip Products, Long Products, Distribution & Building Systems and Aluminium. This structure reflects the dominant source and nature of the Group's operational risks and returns. So these business divisions are used as the primary format for segmental reporting. Segment assets are operational assets used in normal day-to-day activities. They include attributable goodwill, intangible assets, property, plant and equipment, inventories and operational receivables. They do not include cash, short-term investments, tax assets and other non-current financial assets. Segment liabilities are also those resulting from the normal activities of the division, excluding tax liabilities and indebtedness. Net interest and investment income is managed centrally for the Group as a whole and so is not directly attributable to individual business segments.

Geographical sectors are used as the secondary format for segmental reporting. Those areas separately disclosed represent the Group's most significant regional markets. Segment assets are operational assets employed in each region and include items such as tax and pension balances that are specific to a country. They also include attributable goodwill but exclude cash and short-term investments. Segment liabilities are those arising within each region, excluding indebtedness.


Transition effects
IFRS 1 permits those companies adopting IFRS for the first time to take certain exemptions from the full requirements of IFRS in the transition period. Corus has taken the following key exemptions:


a) Employee benefits: At the transition date for IAS 19, all cumulative actuarial gains and losses have been recognised in the balance sheet within pension assets or pension liabilities. Subsequently, actuarial gains and losses will be recognised immediately and taken to reserves through the Statement of Recognised Income and Expense.


b) The effect of changes in foreign exchange rates: Under IAS 21, cumulative translation differences on the consolidation of subsidiaries are being accumulated for each individual subsidiary from the date of transition to IFRS and not from the original acquisition date.


c) Financial instruments: Financial instruments will be designated as a financial asset or liability at fair value (with the fair values taken through the income statement) or as available for sale on the adoption date of 2 January 2005, rather than at the date of initial recognition. IAS 32, IAS 39 and IFRS 4 will not be applied to the comparative financial statements included in the first set of IFRS accounts. Financial instruments in 2004 are recorded on the existing UK GAAP basis.


d) Share-based payment: IFRS 2 has been adopted from the transition date and is only being applied to equity instruments (for example share options and share scheme awards) granted on or after 7 November 2002 and not vested as at 4 January 2004. Corus has elected not to take up the option of full retrospective application of the standard.


29  Corus Interim Report 2005

                                                 Appendix 1 - Transition to IFRS


e) Business combinations: IFRS 3 will be applied prospectively from the transition date to IFRS with no restatement of previous business combinations (including the acquisition of Koninklijke Hoogovens NV).


As well as the above exemptions, IAS 31 'Interests in Joint Ventures' allows a choice of equity accounting or proportional consolidation for joint ventures. Corus has chosen to continue to equity account for its investments in joint ventures and associated undertakings.

In addition Corus has only applied IFRS 5 'Assets held for sale and discontinued operations' prospectively from 2 January 2005, Any assets held for sale or discontinued operations are recognised in accordance with IFRS 5 only from 2 January 2005. Corus did not have any assets that met the held for sale criteria during the 6 months to 2 July 2005 period presented above, and therefore no adjustments have been necessary.



                                                   Corus Interim Report 2005  30

Appendix 1 - Transition to IFRS


Reconciliations of UK GAAP to IFRS for comparative periods
The following reconciliations provide a quantification of the effect of the transition to IFRS. The first reconciliation provides an overview of the impact on equity of the transition at 4 January 2004, 3 July 2004 and 2 January 2005.


                                                                      30 June    2 January
                                                                         2004         2005
                                                Note                 (pound)m     (pound)m
-------------------------------------------------------------------------------------------
Retained profit under UK GAAP                                             100          446
IFRS 3 - non amortisation of goodwill            (a)                        4            6
IFRS 3 - no recycling of goodwill on disposals   (b)                        -           10
IAS 12 - no discounting of deferred taxes        (c)                       (9)         (13)
IAS 19 - pension costs                           (d)                        -          (14)
IAS 19 - post retirement benefits                (e)                       (3)          11
IAS 19 - other employee benefits                 (f)                       (6)          (5)
IAS 38 - software and development costs          (g)                        -            5
IFRS 2 - share based payments                    (j)                        -            1
-------------------------------------------------------------------------------------------
Retained profit under IFRS                                                 86          447
-------------------------------------------------------------------------------------------


                                                        4 January     30 June    2 January
                                                             2004        2004         2005
                                                Note     (pound)m    (pound)m     (pound)m
-------------------------------------------------------------------------------------------
Total equity under UK GAAP                                  2,843        2,881       3,300
IFRS 3 - non amortisation of goodwill            (a)            -           4            6
IAS 12 - no discounting of deferred taxes        (c)           (6)        (14)         (19)
IAS 19 - pension costs                           (d)         (176)       (216)        (224)
IAS 19 - post retirement benefits                (e)            3           4            3
IAS 19 - other employee benefits                 (f)          (35)        (42)         (44)
IAS 38 - software and development costs          (g)           14          14           21
IAS 17 - finance leases                          (h)            9           9            9
IAS 21 - functional currencies                   (i)            6           3            6
-------------------------------------------------------------------------------------------
Total equity under IFRS                                     2,658       2,643        3,058
-------------------------------------------------------------------------------------------


Notes
(a) Under IFRS, goodwill is considered to have an indefinite life and is not amortised, but is subject to an impairment review on transition and annually thereafter.
(b) Under UK GAAP, on all acquisitions prior to 1 April 1998 Corus immediately wrote off any positive or negative goodwill to retained earnings. This goodwill was transferred from reserves to the profit and loss account on any subsequent disposal of the net assets to which it related. From 1 April 1998, goodwill on acquisitions was held as an intangible asset in the balance sheet and amortised over its estimated useful life, normally no longer than 20 years. Only the unamortised portion was included in the gain or loss recognised in the period of disposal. Under IFRS there is no requirement for this 'recycling' of goodwill on disposals.
(c) Under UK GAAP, Corus chose the option to discount deferred tax balances. Under IFRS, the discounting of deferred tax is not permitted and the reversal of the effect of discounting gives rise to a transition adjustment.
(d) Under UK GAAP, Corus provided for pensions in accordance with SSAP 24 'Accounting for pension costs', having decided against the early adoption of the recognition and measurement criteria of FRS 17 'Retirement benefits'. Nevertheless, detailed disclosures were made in line with the transitional requirements of FRS 17. Under IFRS, IAS 19 'Employee Benefits' uses a similar approach as FRS 17 to calculate a current service cost, interest cost and expected return on assets for defined benefit pension plans.



31  Corus Interim Report 2005

                                                 Appendix 1 - Transition to IFRS


(e) Under UK GAAP, Corus provided for post retirement benefits in accordance with SSAP 24. The enactment of the Medicare Prescription Drug, Improvement and Modernization Act in the USA has significantly reduced the liabilities of defined benefit post retirement healthcare plans of certain subsidiary companies at December 2004. Under IFRS, the reduction in liabilities is credited immediately to the income statement as an adjustment to employment costs for post retirement benefits.
(f) Under UK GAAP, Corus provided for other employee benefits in accordance with FRS 12 'Provisions, Contingent Liabilities and Contingent Assets'. This means provision was made when an obligation had actually arisen and there was a probable future transfer of economic benefits to settle the obligation. Under IFRS, IAS 19 is more prescriptive in its approach to other employee benefits such as overtime, holiday pay, disability pay and long service awards.
(g) Under UK GAAP, Corus policy has been to expense all software costs immediately, other than software used to operate plant and machinery, and specific material projects. Under IFRS, intangible assets must be recognised if they meet the criteria specified in IAS 38, necessitating a change in the Corus policy. There is a similar change between UK GAAP and IFRS in respect of development costs, but Corus has only identified limited amounts that meet the strict criteria of IAS 38.
(h) Under UK GAAP, a lease is classified as a finance lease if it transfers substantially all of the risks and rewards incidental to ownership. Conversely, it is classified as an operating lease if it does not transfer substantially all of the risks and rewards incidental to ownership. Under IFRS, similar conditions apply but IAS 17 requires finance leases for land and buildings to be split, with the land element generally being classified as an operating lease.
(i) Under UK GAAP, the goodwill that arose through the acquisition accounting for Corus Nederland BV (formerly Koninklijke Hoogovens NV) was denominated in sterling. However, under IFRS, IAS 21 requires that the goodwill should be accounted for in the functional currency of the acquired operations. Accordingly, this goodwill is denominated in euros and translated at the period end exchange rate.
(j) Under UK GAAP, the approach in respect of share-based payments is to record a charge to profit and loss based on the intrinsic value of awarded shares at the grant date. The charge is spread over the performance period. There is no charge in respect of Inland Revenue approved SAYE schemes. IFRS 2 requires the fair value of the equity instruments issued to be charged to profit and loss. The cost is calculated using option price methods and applies to all options granted after 7 November 2002.

Explanation of IFRS cash flow statement adjustments
The move from UK GAAP does not significantly change any of the cash flows of the Group. The IFRS cash flow format is similar to UK GAAP but presents various cash flows in different categories and in a different order from the UK GAAP cash flow statement. All of the IFRS accounting adjustments net out within cash generated from operations except for reclassification of intangible assets and short-term investments with original maturity of three months or less, which are classified as cash equivalents under IFRS.


                                                   Corus Interim Report 2005  32

Appendix 1 - Transition to IFRS


Under IFRS, the analysis of net debt at 1 January 2005 (December 2004 year end) is as follows:

                                                                     2004
                                                       UK GAAP     Change      IFRS
                                                      (pound)m   (pound)m   (pound)m
-------------------------------------------------------------------------------------
Cash at bank and in hand                                   383          -        383
Cash equivalents                                             -        206        206
Bank overdrafts                                            (32)         -        (32)
-------------------------------------------------------------------------------------
                                                           351        206        557
-------------------------------------------------------------------------------------
Short term investments:
Deposits within 3 months of maturity when acquired         206       (206)         -
Other short term deposits                                   11          -         11
-------------------------------------------------------------------------------------
                                                           217       (206)        11
-------------------------------------------------------------------------------------
Long term borrowings                                    (1,367)         -     (1,367)
Other loans                                                (14)         -        (14)
Obligations under
finance leases                                             (41)        12        (29)
-------------------------------------------------------------------------------------
                                                        (1,422)        12     (1,410)
-------------------------------------------------------------------------------------
Net debt                                                  (854)        12       (842)
=====================================================================================



33  Corus Interim Report 2005

                                                                      Appendix 2

Principal divisional activities


Strip Products Division                 Long Products Division                  Distribution & Building
o  Corus Strip Products IJmuiden        o  Corus Construction & Industrial      Systems Division
   and Corus Strip Products UK             Plate, sections, wire rod and        o  Corus Distribution and Building
   Hot rolled steel strip and cold         semifinished steel                      Systems
   rolled and metallic coated steel     o  Corus Engineering Steels                Service centres, further
o  Corus Packaging Plus                    Engineering billet, rolled and          material processing and building
   Light gauge coated steel for            bright bar                              systems
   packaging and non-packaging          o  Corus Rail                           o  Corus International
   applications                            Railway products, design and            Tailored product and service
o  Corus Tubes                             consultancy, rail infrastructure        solutions for international
   Steel tubes, hollow sections,           contracting                             projects and international trade
   linepipe and pipeline project        o  Downstream Long Products             o  Corus Consulting
   management                              Businesses                              Consultancy, technology,
o  Corus Colours                           Custom designed hot rolled              training and operational
   Organic coated steels                   special steel profiles, hot and         assistance to the steel and
o  Corus Special Strip                     cold narrow strip                       aluminium industries
   Plated and clad precision strip      o  Teesside Cast Products
   products with specialist                Slab and bloom                       Aluminium Division
   finishes                                                                     o  Corus Primary Aluminium
o  Cogent Power                                                                    Extrusion billets, slabs and
   Electrical steels, transformer                                                  ingots
   cores, generator and motor                                                   o  Corus Aluminium Rolled Products
   laminations                                                                     Plate, sheet and coil
                                                                                o  Corus Aluminium Extrusions
                                                                                   Soft and hard extruded profiles,
                                                                                   rods and bars




                                                   Corus Interim Report 2005  34

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